Exhibit 23

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Qwest Corporation:
We consent to the incorporation by reference in the registration statement (No. 333-179888-01) on Form S-3 of Qwest Corporation of our report dated February 27, 2015 with respect to the consolidated balance sheets of Qwest Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, cash flows, and stockholder’s equity for each of the years in the three-year period ended December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of Qwest Corporation.
/s/ KPMG LLP
Shreveport, Louisiana
February 27, 2015